Exhibit 99.1

Santiago, March 3, 2010

Mr. Guillermo Larrain Rios
Superintendent
Superintendence of Securities and Insurance
Present

Re:           Material Fact  - Circular No. 574/2010

To whom it may concern:

In accordance with Articles 9 and 10 of Law No. 18,045 concerning the Stock Market and Official Circular No. 574 of 2010 of the Superintendence of Securities and Insurance, I hereby inform you of the following material information relating to the earthquake that affected the central and southern regions of Chile on February 27, 2010:

1.            Status of Operations

1.1          Abroad

The passenger and cargo operations of Lan Airlines and its subsidiaries abroad, including Lan Cargo, Lan Peru, Lan Ecuador and Lan Argentina, are functioning normally, except for flights to and from Santiago, Chile.

1.2           In Chile

1.2.1        Passenger Operations

The Santiago airport terminal was damaged by the aforementioned earthquake.  Since there is no alternative airport in the Metropolitan Region for our domestic and international operations, commercial passenger operations were suspended until March 1, 2010.  This situation affected all airlines operating in the country.  Through March 1, 2010, only seventeen (17) international flights of Lan Airlines that had been diverted to other airports outside of Chile due to the earthquake, landed at the Santiago airport.

After a great effort and coordination with the different authorities and entities involved in the operations of the Santiago airport, a temporary passenger terminal was completed and operations could be resumed on March 2, 2010.  Lan Airlines expects approximately 45% of its regular domestic and international passenger transport operations to be operative today.  Additionally, today the domestic passenger terminal will be begin to be used for international operations, which will increase passenger transport capacity.  As a result, Lan Airlines expects approximately 60% of its regular operations in Chile to be resumed by March 7, 2010.

Domestic and international flights’ schedules are being informed by different means, in particular through our website (www.lan.com), call centers (600 526 2000) and sales offices.  Scheduled flights will be gradually increased until the achievement of normal operations.  Lan Airlines cannot estimate the amount of time required for operations to and from Santiago to be completely reestablished, as this will ultimately depend on the operative capacity of the Santiago airport.

1.2.2        Cargo Transport

The operations of Lan Cargo were not materially affected by the earthquake and Lan Cargo is operating normally because (i) operations have resumed, albeit limited in the case of passengers, (i) customs and agricultural and livestock controls of cargo and merchandise resumed on March 2, 2010, and (iii) the cargo fleet can be utilized in a flexible manner, including the rescheduling of itineraries, which permits Lan Airlines to offset the reduction in the passenger operations to and from Chile.

2.            Damage to Facilities, Plants and Other Assets

Certain Lan Airline’s buildings such as the older part of the Maintenance Base and the Corporate Building located in the southern area of the Santiago Airport, were damaged.  The earthquake also caused minor damage to five (5) aircraft and some spare parts and equipment, which are being repaired.  None of this damage has a material or relevant impact on the company’s operations.

3.           Insurance

All facilities, equipment, buildings and aircraft of Lan Airlines are insured against damage, including damages caused by fires and earthquakes.  The deductibles of damaged assets total approximately US$3,000,000.

Yours sincerely,

/s/ Cristián Toro Cañas
Legal Vice-President

cc:           Santiago Stock Exchange
Electronic Exchange of Chile
Valparaiso Stock Exchange